Exhibit 99.1

TMD Energy Limited Enters into Strategic Memorandum of Agreement to Advance Green Bioenergy Collaboration

KUALA LUMPUR, MALAYSIA, June 18, 2025 (GLOBE NEWSWIRE) — TMD Energy Limited (the “Company” or “TMDEL”) (NYSE American: TMDE), together with its subsidiaries is a Malaysia and Singapore based services provider engaged in integrated bunkering services which involves ship-to-ship transfer of marine fuels, ship management services and vessel chartering services, today announced the Company has entered into a Memorandum of Agreement (“MOA”) with bioenergy firm Double Corporate Sdn Bhd (“Double Corporate”) to explore a strategic collaboration for the EU and Asia market.

This collaboration marks a new milestone towards TMDEL’s strategy to expand into sustainable and alternative fuel energy sectors. The MOA initiates exclusive good-faith negotiations to formalize partnerships in bioenergy sustainable fuel solutions and operational integration.

Double Corporate is a ISCC-EU certified Malaysian-based bioenergy company specializing in waste-based bioenergy and it involves converting waste into high-yield sustainable fuels and lubricants using proprietary, ISCC-EU-approved technology. Double Corporate brings to the table a decade-long expertise in producing high-yield, low-emission biofuels suitable for applications in the sustainable aviation fuel (“SAF”) and sustainable marine fuel (“SMF”) markets, particularly in Europe and Asia.

Dato’ Sri Kam Choy Ho, Chairman and CEO of the Company, stated that: “This partnership aligns with our vision to expand regionally and globally to advance long term sustainable, green business and fuel innovation. Double Corporate’s circular-economy focus complements our commitment to environmentally responsible energy solutions.”

Key Agreement Terms

The MOA establishes the parties’ intention to enter into mutual discussions to collaborate and participate in the business in Malaysia and globally with a one-year exclusivity period for negotiations, extendable by mutual consent. Both parties will prioritize finalizing definitive agreements within the exclusivity window.

About Double Corporate

Double Corporate is a certified Malaysian bioenergy leader converting waste into sustainable fuels and lubricants through proprietary ISCC-EU-approved technology. Double Corporate is in the development and commercialization of waste-based bioenergy, with a focus on refining palm oil mill effluent, Empty Fruit Bunches, used cooking oil, and other industrial waste oils into certified biofuels. Its high-yield (1:1 conversion) refining process minimizes waste and energy consumption while producing critical feedstocks for SAF and SMF — supported by global certifications American Petroleum Institute, ISCC and automated in-house systems. For more information, please visit Double Corporate website at: www.doublecorporate.com.

About TMD Energy Limited

TMD Energy Limited and its subsidiaries (“TMDEL Group”) are principally involved in marine fuel bunkering services specializing in the supply and marketing of marine gas oil and marine fuel oil of which include high sulfur fuel oil, low sulfur fuel oil and very low sulfur fuel oil, to ships and vessels at sea. TMDEL Group is also involved in the provision of ship management services for in-house and external vessels, as well as vessel chartering. As of today, TMDEL Group operates in 19 ports across Malaysia with a fleet of 15 bunkering vessels. For more information, please visit the Company’s website at: www.tmdel.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including but not limited to, the Company’s Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may”, “could”, “will”, “should”, “would”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s financial results filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

TMD ENERGY LIMITED

e-Mail : corporate@tmdel.com

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